Exhibit (a)(5)

FOR IMMEDIATE RELEASE

For More Information, Contact:
Cheryl Slomann QAD Investor Relations 805 566 5139 investor@qad.com	Rob Whetstone PondelWilkinson MS&L 323 866 6060 investor@pondel.com

QAD Offers To Buy Up To 2.6 Million Shares Of Its Common Stock

        Carpinteria, Calif.—March 20, 2003—QAD Inc. (NASDAQ:QADI) today announced plans to repurchase up to 2.6 million shares of its common stock, representing approximately 8% of its 34.4 million outstanding shares.

        The repurchase will be made through a "Modified Dutch Auction" tender offer which will commence Friday, March 21, 2003 and consists of an offer to purchase up to 2.6 million shares of QAD's common stock at a purchase price between $4.75 per share and $5.25 per share net to the seller in cash, without interest. The closing price for the common stock on NASDAQ on March 20, 2003, the last full day of trading prior to the public announcement of this tender offer, was $4.10 per share. The aggregate cost of the transaction will be no greater than $15 million, including related expenses. The company will finance the tender offer from available cash.

        The Modified Dutch Auction tender procedure allows stockholders to select a price within a specified range at which each stockholder is willing to sell all or a portion of his or her shares to the company. Based on the number of shares tendered and the prices specified by the tendering stockholders, the company will determine the single per share price within the range that will allow it to buy 2.6 million shares (or such lesser number of shares that are properly tendered) at a price between $4.75 per share and $5.25 per share net to the seller in cash, without interest. The offer will not be contingent upon any minimum number of shares being tendered. All of the shares that are properly tendered (and not properly withdrawn) at prices at or below the purchase price determined by the company will, subject to possible proration and provisions relating to the tender of "odd lots," be purchased for cash, without interest, at such purchase price promptly after the expiration of the tender offer. All shares purchased in the offer will receive the same price. All shares that have been tendered and not purchased will be promptly returned to the stockholder. The offer is scheduled to expire at 5:00 p.m., Eastern time, on Monday, April 21, 2003, unless extended by the company.

        The board of directors of QAD has approved the tender offer. However, neither the company, its board of directors nor the company's dealer manager makes any recommendation to stockholders as to whether stockholders should tender or refrain from tendering their shares or as to the purchase price or prices at which stockholders may choose to tender their shares. Stockholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender and at what price. Stockholders should discuss whether to tender all or any portion of their shares with their broker or other financial and tax advisors.

        The company believes that the tender offer is consistent with its long-term corporate goal of increasing stockholder value and is a prudent and efficient means to provide immediate value to its stockholders. In addition, stockholders who elect not to tender their shares may increase their relative percentage ownership in the company.

        SG Cowen Securities Corporation is acting as dealer manager for the offer; Morrow & Co., Inc. is the information agent and American Stock Transfer & Trust Company is the depositary.

        This press release is neither an offer to buy nor a solicitation of an offer to sell shares. The solicitation and the offer to buy shares of QAD's common stock will only be made pursuant to an Offer to Purchase and related materials that the company will be sending out shortly. Stockholders can obtain the Offer to Purchase and related materials free at the SEC's website at www.SEC.gov or from our information agent, Morrow & Co., Inc., at 445 Park Avenue, 5th Floor, New York, NY 10022, telephone: 1-800-607-0088.

        Stockholders are urged to carefully read the Offer to Purchase and related materials prior to making any decision with respect to the offer because they contain important information, including various terms and conditions to the offer.

About QAD

        QAD delivers value through collaborative commerce for manufacturers, empowering enterprises to integrate diverse business processes and increase profitability. By enabling global manufacturers to efficiently manage resources within and beyond the enterprise, QAD solutions can improve customer delivery performance and reduce inventory costs. Manufacturers of automotive, consumer products, electronics, food and beverage, industrial and medical products use QAD applications at approximately 5,200 licensed sites in more than 80 countries and in as many as 26 languages. For more information about QAD, telephone +1 805 684 6614, or visit the QAD Web site at: www.qad.com. To receive any of QAD's press releases via facsimile, contact +1 800 356 0747, or outside the U.S. contact +1 213 253 5647.

        "QAD" is a registered trademark of QAD Inc. All other products or company names herein may be trademarks of their respective owners.

        Note to Investors: This press release contains certain forward-looking statements made under the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. A number of risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements. These risks include, but are not limited to, evolving demand for the company's software products and products that operate with the company's products; the company's ability to sustain strong licensing demand; the ability to sustain customer renewal rates at current levels; the publication of opinions by industry analysts about the company, its products and technology; the reliability of estimates of transaction and integration costs and benefits; difficulties relating to integration of a new business; the entry of new competitors and their technological advances; delays in localizing the company's products for new markets; delays in sales as a result of lengthy sales cycles; changes in operating expenses, pricing, timing of new product releases, the method of product distribution or product mix; the successful sale of the Mark Hill property; and general economic and geopolitical factors such as the risk of war. In addition, revenue and earnings in the enterprise resource planning (ERP), e-business and collaborative commerce software industries are subject to fluctuations. Software license revenue, in particular, is subject to variability with a significant proportion of revenue earned in the last month of each quarter. Given the high margins associated with license revenue, modest fluctuations can have a substantial impact on net income. Investors should not use any one quarter's results as a benchmark for future growth. For a more detailed description of the risk factors associated with the company and the industries in which it operates, please refer to the company's Annual Report on Form 10-K for the fiscal year ended January 31, 2002.